03014935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 45335

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 0 3 2003
FEE 810

NAME OF BROKER-DEALER:
Huntington Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ari M. Altman (614) 480-3654
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1100 Huntington Center, 41 S. High Street	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☑ Independent Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ari M. Altman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Huntington Capital Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Sandra K Bader

Notary Public

NOTARIAL SEAL STATE OF OHIO

SANDRA KAY BADER
Notary Public, State of Ohio
My Commission Expires 10-29-04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flow.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Ernst & Young

■ Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

■ Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Auditors

Board of Directors
and Stockholder of Huntington Capital Corp.

We have audited the accompanying statement of financial condition of Huntington Capital Corp., a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2002. This statement of financial condition is the responsibility of the management of Huntington Capital Corp. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Huntington Capital Corp. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 21, 2003

Huntington Capital Corp.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$14,857,680
Cash segregated for regulatory purposes	100,000
Deposit with clearing broker dealer	100,000
Securities owned, at market value	244,003
Accrued income and other assets	122,616
Total assets	$15,424,299
Liabilities and stockholder's equity	
Payable to affiliate	$ 389,162
Securities sold under agreement to repurchase	240,240
Income taxes payable to affiliate	562,897
Accrued expenses and other liabilities	578,148
Total liabilities	1,770,447
Subordinated liabilities and stockholder's equity:	
Subordinated note payable to affiliate (subordinated to claims of general creditors)	5,000,000
Common stock without par value: 750 shares authorized; 10 shares issued and outstanding	100,000
Retained earnings	8,553,852
Total stockholder's equity	8,653,852
Total subordinated liabilities and stockholder's equity	13,653,852
Total liabilities and stockholder's equity	$15,424,299

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

Huntington Capital Corp. (HCC), is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HCC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Primary services offered by HCC include institutional sales and trading of securities, competitive municipal bond underwriting, investment banking and other financial advisory services.

HCC does not hold customer funds or securities. Securities are held in safekeeping with The Huntington National Bank (HNB), a wholly owned subsidiary of HBI, and other depository institutions.

Under clearing agreements, National Financial Services Corporation (NFS) clears transactions primarily for HCC's retail customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Proprietary inventory transactions, commission revenue, and related expenses are recorded on a settlement date basis. During the year ended December 31, 2002, no material differences resulted from recognizing proprietary inventory transactions, commission revenue and related expenses on the settlement date basis, rather than on the trade date basis.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Securities owned and securities sold but not yet purchased are carried at market value. Market value is generally based upon market prices or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The resulting difference between cost and market is included in revenues.

Substantially all of HCC's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liability subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

2. Cash and Cash Equivalents

Cash and cash equivalents consist of a third party money market mutual fund and cash. Cash in the amount of $122,500 was held in HNB deposit accounts at December 31, 2002. Interest expense during 2002 was $62,117 and paid to affiliate companies.

3. Cash Segregated for Regulatory Purposes

Cash of $100,000 that has been segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Owned

Securities owned at December 31, 2002 consist primarily of U.S. government agency obligations. U.S. government agency obligations of $240,240 were subject to repurchase on January 2, 2003. HNB is the counterparty to the agreement.

5. Income Taxes

HCC is included in the consolidated federal income tax return of HBI. Under its tax sharing agreement with HBI, HCC provides and remits income taxes to or receives an income tax benefit from HBI. Income tax expense computed at the statutory rate of 35% differs from reported income tax expense principally because of interest income earned on non-taxable securities owned by HCC. Income taxes paid by HCC to HBI in 2002 were $254,399.

6. Credit Arrangements

HCC has established a revolving debt agreement with Huntington Bancshares Financial Corporation (HBFC), a non-bank, wholly owned subsidiary of HBI. Under the terms of the agreement, HCC may borrow up to $35,000,000 at a rate of 25 basis points above the weighted average daily rate of all outstanding HBFC commercial paper. The agreement has a stated maturity date of June 30, 2003. No debt was outstanding under this agreement as of December 31, 2002.

7. Subordinated Note Payable to Affiliate

HCC's $5,000,000 subordinated borrowing is payable to HBI, is interest free, matures January 31, 2004, and is subordinate to claims of general creditors. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for HCC's continued compliance with minimum net capital requirements, it may not be repaid. There was no change in the subordinated borrowing balance during the year ended December 31, 2002.

In December HCC received National Association of Securities Dealers, Inc. approval to amend its $5,000,000 subordinated borrowing agreement with HBI. The amended $5,000,000 subordinated borrowing agreement is effective January 1, 2003, bears an interest rate of 55 basis points above 3-month LIBOR which is adjusted quarterly, matures January 31, 2009, and remains subordinate to claims of general creditors and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

8. Related Party Transactions

HNB, HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment to HCC. HCC was charged $1,282,960 for these services during 2002. Eligible employees of HCC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HCC also are covered under HBI's stock option plans. HCC was charged $347,178 for these benefits during 2002.

9. Commitments and Contingencies

HCC has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, securities sold but not yet purchased, and repurchase agreements. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon HCC's statement of financial condition.

10. Credit Risk

In the normal course of business, HCC's clearing activities involve the execution, settlement and financing of various customer, correspondent and proprietary securities transactions. These activities may expose HCC to risk in the event the customer or counterparty is unable to satisfy its contracted obligations and HCC has to purchase or sell the financial instrument underlying a contract at unfavorable market prices.

HCC is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, HCC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HCC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1, HCC is required to maintain minimum net capital, as defined under such rule. At December 31, 2002, HCC had regulatory net capital of $13,199,973 or an excess of $12,949,973 over required net capital of $250,000. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1 of net capital. At December 31, 2002, the ratio of aggregate indebtedness to net capital was 9%.